Mail Stop 3561

April 13, 2010

Via Fax & U.S. Mail

Mr. John S. Quinn
Chief Financial Officer
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602

      Re: **LKQ Corporation**
               Form 10-K for the year ended December 31, 2009
               Filed February 26, 2010
               File No. 000-50404

Dear Mr. Quinn:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Statements of Stockholders' Equity and Other Comprehensive Income, page 50

1. We note from the statements of stockholders' equity that in fiscal 2008 you recorded a reduction in additional paid-in capital for a "share price guarantee." Please explain to us the nature of this transaction and tell us how you accounted for it in your financial statements.

Note 2. Summary of Significant Accounting Policies

- Property and Equipment, page 54

2. We note your disclosure that you capitalize interest on assets under construction or development, including internal-use software. For any accounting periods in which some interest cost is capitalized, please revise future filings to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized. See guidance in ASC 835-20-50-1. Also, please tell us, and disclose in future filings whether your capitalization of costs incurred in connection with obtaining and developing internal use computer software is in accordance with FASB 350-40-25.

– Stock Based Compensation, page 57

3. We note your disclosure that due to the limited information available regarding historical exercise experience, you have elected to use the simplified expected term method as permitted by SAB No. 107 (as amended by SAB No. 110). In light of the fact that you have been a public company since 2003 and appear to have a history of stock option issuances since becoming a public company, please explain why you believe it is appropriate to continue using the simplified expected term method through fiscal 2009. As part of your response, please explain to us whether more detailed information about exercise behavior has become more readily available to the company. Please advise or revise future filings accordingly.

- Segment Information, page 59

4. We note from your disclosure in Note 2 that the three operating segments: wholesale recycled and aftermarket products; self service retail products; and recycled heavy-duty truck products are aggregated into one reportable segment because they possess similar economic characteristics and have common products and services, customers, and methods of distribution. However, based on the disclosures in MD&A regarding the changes in margins at the self service facilities and the difficult buying environment for

self service operations in the fourth quarter of 2008, it is not clear why you believe that these operating segments meet the aggregation criteria set forth in ASC 280-10-50. Please explain to us in detail why you believe these three segments meet the aggregation criteria to be considered one reportable segment. As part of your response, please explain to us how management evaluates the performance of your business and the operating segments identified. Please advise or revise future filings accordingly.

Note 3. Discontinued Operations, page 60

5. We note your disclosure that in the fourth quarter of 2009 you closed two self service facilities in Northern California and you have included the results of operations of these facilities, as well as an asset impairment charge and restructuring expenses in discontinued operations. Please explain to us and revise your disclosure in future filings to discuss why the closure of the two self-service facilities in Northern California met the requirements for treatment as discontinued operations as of December 31, 2009. See guidance in ASC 205-20-45.

Note 4. Capital Structure, page 61

6. We note from your disclosure in Note 4 and in the statement of stockholders' equity that in fiscal 2008 in addition to cash, you issued shares of common stock for the acquisition of two businesses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 9. Commitments and Contingencies, page 67

7. We note your disclosure that you guarantee the residual values of the majority of your truck and equipment operating leases and had you terminated all of your operating leases subject to these guarantees at December 31, 2009, the guaranteed residual value would have totaled approximately $27.8 million. Please tell us, and disclose in future filings, whether you have recorded any liability related to this obligation in accordance with ASC 460-10-55. If not, please explain to us and include your disclosure in future filings why you believe recognition of a liability is not required.

Mr. John S. Quinn
LKQ Corporation
April 13, 2010
Page 4

Note 10. Business Combination, page 67

8. We note your disclosure that you were able to acquire Greenleaf for less than the
   fair value of its assets and recognized a gain on bargain purchase of $4.3 million.
   We also note that you continue to evaluate the purchase price allocation,
   including the opening value of inventory, accrued liabilities and deferred taxes,
   which may require you to adjust the recorded gain. Please tell us if you currently
   expect to make any changes to the amount of recorded gain and if so, tell us how
   you calculated any additional increases/decreases to the gain.

9. We note that the purchase price allocations for the acquisitions completed during
   2009 includes $22.9 million of goodwill. In light of the fact that the consideration
   for the seven businesses acquired (other than Greenleaf) was $29.5 million, please
   confirm for us that this $22.9 million of goodwill relates entirely to these seven
   other businesses (other than Greenleaf) acquired in 2009.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief